Mail Stop 4561

September 8, 2005

<u>VIA U.S. MAIL AND FAX (972) 443-1742</u>

Mr. James T. Taylor
Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039

      Re: Thomas Group, Inc.
                Form 10-K for the year ended December 31, 2004
                Filed March 30, 2005
                File No. 0-22010

Dear Mr. Taylor:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief
                        Accountant